SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                         SCHEDULE 14D-1

           Tender Offer Statement Pursuant to Section
         14(d)(1) of the Securities Exchange Act of 1934
                       (Amendment No. 20)*
                        (Final Amendment)

                               AND
                          SCHEDULE 13D

               MCNEIL REAL ESTATE FUND XXIV, L.P.
               (Name of Subject Company [Issuer])

                 HIGH RIVER LIMITED PARTNERSHIP
                          CARL C. ICAHN
                            (Bidders)

                    LIMITED PARTNERSHIP UNITS
                 (Title of Class of Securities)

                           582568 87 9
              (CUSIP Number of Class of Securities)

                    Keith L. Schaitkin, Esq.
          Gordon Altman Butowsky Weitzen Shalov & Wein
                114 West 47th Street, 20th Floor
                    New York, New York 10036
                         (212) 626-0800

  (Name, Address and Telephone Number of Person Authorized to
     Receive Notices and Communications on Behalf of Bidder)

Calculation of Filing Fee
-------------------------------------------------------------------
Transaction                         Amount of filing fee: $540.00
Valuation*: $2,700,000
-------------------------------------------------------------------
     * For purposes of calculating the fee only. This amount assumes the purchase of 18,000 units of limited partnership interest (the "Units") of the subject partnership for $150.00 per Unit. The amount of the filing fee, calculated in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate of the cash offered by the bidder.

     [X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:   $540.00
Form or Registration No.: Schedule 14D-1, dated August 3, 1995
Filing Party: High River Limited Partnership & Carl C. Icahn
Date Filed:  August 4, 1995

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                   SCHEDULE 14D-1/SCHEDULE 13D

CUSIP No.                                         Page  of  Pages


1    NAME OF REPORTING PERSON
          High River Limited Partnership

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) /x/
                                                                   (b) //

3    SEC USE ONLY

4    SOURCE OF FUNDS*
          WC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                //

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware

7    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          14,731 Units (See Item 6 below)

8    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
          //

9    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          36.83%

10   TYPE OF REPORTING PERSON*
          PN

                       SCHEDULE 14D-1/SCHEDULE 13D

CUSIP No.                                                 Page  of  Pages


1    NAME OF REPORTING PERSON
          Riverdale Investors Corp., Inc.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) /x/
                                                                   (b) //

3    SEC USE ONLY

4    SOURCE OF FUNDS*
          AF

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                //

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware

7    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          14,731 Units (See Item 6 below)

8    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
          //

9    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          36.83%

10   TYPE OF REPORTING PERSON*
          CO

                       SCHEDULE 14D-1/SCHEDULE 13D

CUSIP No.                                                 Page  of  Pages


1    NAME OF REPORTING PERSON
          Carl C. Icahn

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) /x/
                                                                   (b) //

3    SEC USE ONLY

4    SOURCE OF FUNDS*
          AF

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                //

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          United States of America

7    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          15,072 Units (See Item 6 below)

8    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
          //

9    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          37.68%

10   TYPE OF REPORTING PERSON*
          IN

                       SCHEDULE 14D-1/SCHEDULE 13D

CUSIP No.                                                 Page  of  Pages


1    NAME OF REPORTING PERSON
          Unicorn Associates Corporation

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) /x/
                                                                   (b) //

3    SEC USE ONLY

4    SOURCE OF FUNDS*
          AF

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                //

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          New York

7    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          341 Units (See Item 6 below)

8    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
          //

9    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0.85%

10   TYPE OF REPORTING PERSON*
          CO

                   AMENDMENT NO. 20 TO SCHEDULE 14D-1
                                   AND
                              SCHEDULE 13D

     This Amendment No. 20 (final amendment) to Schedule 14D-1 constitutes
(i) the final amendment to the Tender Offer Statement on Schedule 14D-1 filed by High River Limited Partnership, a Delaware limited partnership ("High River"), Riverdale Investors Corp., Inc., a Delaware corporation ("Riverdale"), and Carl C. Icahn, a citizen of the United States (collectively, the "Reporting Persons") with the U.S. Securities and Exchange Commission (the "Commission") on August 4, 1995, as amended by Amendment No. 1 filed with the Commission on August 9, 1995, Amendment No. 2 filed with the Commission on August 14, 1995, Amendment No. 3 filed with the Commission on August 18, 1995, Amendment No. 4 filed with the Commission on August 21, 1995, Amendment No. 5 filed with the Commission on August 22, 1995, Amendment No. 6 filed with the Commission on August 25, 1995, Amendment No. 7 filed with the Commission on August 31, 1995, Amendment No. 8 filed with the Commission on September 7, 1995, Amendment No. 9 filed with the Commission on September 8, 1995, Amendment No. 10 filed with the Commission on September 12, 1995, Amendment No. 11 filed with the Commission on September 15, 1995, Amendment No. 12 filed with the Commission on September 15, 1995, Amendment No. 13 filed with the Commission on September 18, 1995 Amendment No. 14 filed with the Commission on September 28, 1995, Amendment No. 15 filed with the Commission on September 29, 1995 Amendment No. 16 filed with the Commission on October 2, 1995, Amendment No. 17 filed with the Commission on October 2, 1995, Amendment No. 18 filed with the Commission on October 11, 1995, and Amendment No. 19 filed with the Commission on October 12, 1995, and (ii) the Statement on Schedule 13D of the Reporting Persons. All capitalized terms used herein but not otherwise defined shall have the meanings ascribed to such terms in the Offer to Purchase dated August 3, 1995, as amended and supplemented from time to time (the "Offer to Purchase") and the related Assignment of Partnership Interest (collectively with the Offer to Purchase, the "Offer").

Item 6.   Interest in Securities of Subject Company.

          (a)-(b) The 15,072 Units which are listed above as being beneficially owned by the reporting persons are based upon the preliminary report of the depositary of Units which were tendered and accepted for payment as referred to in the press release dated October 12, 1995 (previously filed as an exhibit to Amendment No. 19). The Reporting Persons are seeking to obtain transfer of the Units pursuant to the litigation referred to in the Press Release attached hereto as Exhibit 38 and the Complaint attached hereto as Exhibit 39.

Item 10.  Additional Information

     Item 10(f) is hereby amended to add the following:

          (f) The information set forth in Exhibits 38 and 39 attached hereto are incorporated herein by reference.

Item 11.  Materials to be Filed as Exhibits.

     The following documents are filed as exhibits to this Schedule 14D-1:

     (a)
     Exhibit 38     Press Release dated November 7, 1995

     (c)
     Exhibit 40 Joint Filing Agreement dated November 9, 1995 by and among High River Limited Partnership, Riverdale Investors Corp., Inc. and Carl C. Icahn

                               SIGNATURES


          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 13, 1995


                         HIGH RIVER LIMITED PARTNERSHIP

                         By:  Riverdale Investors Corp., Inc.
                         Title:  General Partner



                         By: /s/ Robert J. Mitchell
                              Robert J. Mitchell
                         Title: Vice President


                         RIVERDALE INVESTORS CORP., INC.



                         By: /s/ Robert J. Mitchell
                              Robert J. Mitchell
                         Title:  Vice President


                         UNICORN ASSOCIATES CORPORATION



                         By:  /s/ Gail Golden
                              Gail Golden
                         Title:    Vice President


                         /s/  Theodore Altman
                              Carl C. Icahn
                         By:  Theodore Altman as
                              Attorney-in-fact







                 [Signature Page for Amendment No. 20 to
            McNeil Real Estate Fund XXIV, L.P. Schedule 14D-1]

                              EXHIBIT INDEX

                                                              Page Number
                                                              -----------
Exhibit 38     Press Release dated November 7, 1995

Exhibit 39     Complaint dated November 7, 1995

Exhibit 40     Joint Filing Agreement dated November 9,
               1995 by and among High River Limited
               Partnership, Riverdale Investors Corp.,
               Inc., Unicorn Associates Corporation and
               Carl C. Icahn

Exhibit 41 Power of Attorney dated November 9, 1995 granted by Carl C. Icahn to Theodore Altman